NO ACT

DC
PE
3-6-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

08045122

Received SEC
MAR 2 8 2008
Washington, DC 20549

March 28, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/28/2008

Mark D. Nielsen
Vice President—Legal
Corporate Governance
Raytheon Company
870 Winter Street
Waltham, MA 02451-1449

Re: Raytheon Company
Incoming letter dated March 6, 2008

Dear Mr. Nielsen:

This is in response to your letters dated March 6, 2008, March 7, 2008, March 11, 2008, and March 20, 2008 concerning a shareholder proposal submitted to Raytheon by John Chevedden on November 21, 2007. We also have received letters from the proponent dated March 6, 2008, March 7, 2008, March 10, 2008, March 11, 2008, March 12, 2008, March 18, 2008, and March 21, 2008. On February 13, 2008, we issued our response regarding Raytheon's view that it could exclude a proposal submitted to Raytheon by John Chevedden on October 17, 2007.

There appears to be some basis for your view that Raytheon may exclude the November 21, 2007 proposal under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if Raytheon omits the November 21, 2007 proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We note that Raytheon did not file its statement of objections to including the November 21, 2007 proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

PROCESSED
APR 0 8 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

March 6, 2008

Division of Corporation Finance
Office of the Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company - File No. 1-13699
Omission of Shareholder
Proposal Pursuant to Rule 14a-8(i)(3)
Our Original Letter dated December 20, 2007
New Development

Ladies and Gentlemen:

By our letter dated December 20, 2007, we requested the Staff's concurrence in our view that a shareholder proposal by John Chevedden dated October 17, 2007 and revised on November 21, 2007 (the "Proposal") (copy attached) could be excluded from our upcoming annual proxy statement. In addition to our letter of December 20, 2007, you also received letters from us dated January 7, 2008 and January 15, 2008 and from Mr. Chevedden dated December 27, 2007, January 8, 2008 and January 16, 2008, regarding the Proposal.

We write today to supplement our original request with an additional reason for exclusion prompted by a new development: the recent publication of a Staff no-action letter to Safeway Inc., agreeing that there was some basis for **excluding an identical proposal by the same proponent** under Rule 14a-8(i)(3), as vague and indefinite. We attach a copy of the Safeway Inc. correspondence.

The text of Mr. Chevedden's Proposal follows:

> "RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

This is not merely similar to, but verbatim identical with, the proposal that was the subject of the Safeway Inc. no-action letter. That is not surprising, as the Safeway proponent was the same John Chevedden (but in that case, stating that he was acting as representative for a Mr. Nick Rossi).

Like Safeway, Raytheon Company is a Delaware corporation. As noted in Part II of the letter from Safeway's counsel dated January 9, 2008, the Delaware General Corporation Law grants no right to any shareholder or group of shareholders to call a special meeting. It merely states that special meetings may be called by:

> "the Board of Directors, or by such person or persons as may be authorized by the Certificate of Incorporation or by the By-Laws."
> [DGCL §211(d)]

For the same reasons discussed in Part II of the January 9, 2008 letter from Safeway's counsel, we believe the Proposal is hopelessly vague and indefinite. Is Mr. Chevedden requesting that holders of some particular amount of the outstanding stock of the company be entitled to call a special meeting? That is not obvious, as the company's charter documents contain no "restriction" on shareholder right to call special meetings other than what is contained in the DGCL itself. If he is suggesting that shareholders above some threshold have that right, what is that threshold? Is the Proposal requesting that there be no stock ownership threshold, so that a holder of a single share of Raytheon voting stock should be allowed to call a special meeting?

Because the Proposal is so vague and indefinite, Raytheon and different stockholders are likely to interpret it differently and would also have considerable difficulty in determining exactly what actions it might require. Thus, it is materially false or misleading in violation of Rule 14a9 and thus may be excluded under Rule 14a-8(i)(3).

Accordingly, Raytheon Company requests that the Staff concur in our view that Mr. Chevedden's proposal may be excluded from our 2008 Proxy pursuant to Rule 14a-8(i)(3).

The Company requests that the Staff waive the 80 day requirement of Rule 14a-8(j)(1) to the extent that such a waiver may be needed. Our initial letter was submitted within the time period set forth in the Rule. This supplemental letter is being submitted later because of the subsequent publication of the Safeway Inc. no-action letter, which is exactly on point.

Very truly yours,

Mark D. Nielsen

cc: John Chevedden

Enclosure



olmsted
<olmsted7p@earthlink.net>
11/21/2007 05:05 PM

To James Marchetti <James_g_marchetti@RAYTHEON.COM>
cc
bcc
Subject RTN: Rule 14a-8 Proposal

History: This message has been forwarded.

Mr. Marchetti, This is a back up of a fax today.
Sincerely,
John Chevedden

[RTN: Rule 14a-8 Proposal, October 17, 2007, Revised November 21, 2007]
3 - Special Shareholder Meetings
[Please do not omit the above title-line as was omitted in 2007. Omission would be the same as omitting the title-line of ³ELECTION OF DIRECTORS² on page 13 of the 2007 annual meeting proxy statement]

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Prominent institutional investors and organizations support a shareholder right to call a special meeting. Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor preserving this right.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 - including 74%-support at Honeywell (HON).

The merits of this proposal should also be considered in the context of our company¹s overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:
€ The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company:
³D² overall.
³Very High Concern² regarding executive pay.
€ According to The Corporate Library our high level of CEO pay (nearly $20 million in 2006) raised concerns about the alignment of executive interests with shareholder interests.
€ Meanwhile, board composition represented moderate concern because of a

scandal involving Mr. Swanson and his 2005 book, ³Swanson¹s Unwritten Rules of Management.² It soon emerged that Mr. Swanson appeared to have plagiarized many of the rules. This incident raised fundamental concerns about Mr. Swanson¹s judgment and character. And although the board docked some of Mr. Swanson¹s 2006 pay - Mr. Swanson still received nearly $20 million!

Additionally:
€ We had no shareholder right to:
1) Cumulative voting.
2) To act by written consent.
3) To call a special meeting.
€ Our following key directors served on boards rated ³D² by the Corporate Library:

1) Mr. Deutch	Citigroup (C)
2) Mr. Poses	Centex (CTX)
3) Mr. Spivey	Lyondell Chemical (LYO)

ADC Telecommunications (ADCT)
€ Directors Spivey and Skates were designated as ³Accelerated Vesting² directors by The Corporate Library due to their involvement with a board that sped up stock option vesting in order to avoid recognizing the related cost.
The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:
Special Shareholder Meetings -
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by ³3² above) based on the chronological order in which proposals are submitted. The requested designation of ³3² or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
€ the company objects to factual assertions because they are not supported;
€ the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
€ the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company,

its directors, or its officers; and/or
€ the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

NO-ACT, WSB File No. 0204200841, Safeway Inc. (Jan. 31, 2008)

Safeway Inc.

Public Availability Date: January 31, 2008

WSB File No. 0204200841

Fiche Locator No. (None)

WSB Subject Category: 77

References:

Securities Exchange Act of 1934, Section 14(a); Rule 14a-8

[INQUIRY LETTER]

January 9, 2008

VIA OVERNIGHT MAIL

Office of Chief Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Safeway Inc. 2008 Annual Meeting: Omission of Shareholder Proposal by Nick Rossi Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of Safeway Inc., a Delaware corporation ("Safeway"), to notify the staff of the Division of Corporation Finance (the "Staff") of Safeway's intention to exclude a shareholder proposal and supporting statement from Safeway's proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). Mr. Nick Rossi, naming Mr. John Chevedden as his designated representative (together, the "Proponent"), submitted the proposal and its supporting statement (collectively, the "Proposal").

In accordance with Rule 14a-8(j), we have enclosed six copies of (a) this letter, (b) a copy of the Proponent's faxed letter submitting the Proposal (attached as *Exhibit A*), (c) a copy of Safeway's Restated Certificate of Incorporation, as amended (attached as *Exhibit B*), (d) a copy of Safeway's Amended and Restated By-Laws (attached as *Exhibit C*), (e) copies of correspondence between the Proponent and Safeway, following the submission of the Proposal, in chronological order (attached as *Exhibit D*), and (f) a copy of a legal opinion letter from Richards, Layton & Finger (the "Delaware Law Opinion") (attached as *Exhibit E*). By a copy of this submission, we notify the Proponent on behalf of Safeway of Safeway's intention to omit the Proposal from its 2008 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Safeway intends to file its definitive 2008 Proxy Materials with the Commission.

The Proposal.

On November 22, 2007, Safeway received a faxed letter from the Proponent that contains the following proposal:

"RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." [1]

We respectfully request on behalf of Safeway confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from Safeway's 2008 Proxy Materials.

Reasons That the Proposal May be Omitted from Safeway's 2008 Proxy Materials

1. Rule 14a-8(i)(10) --The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it is substantially implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Hewlett-Packard Company* (December 11, 2007); *Exxon Mobil Corp.* (January 24, 2001); *The Gap, Inc.* (March 8, 1996); and *Nordstrom, Inc.* (February 8, 1995). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, substantial implementation under rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *The Talbots Inc.* (April 5, 2002); and *Masco Corp.* (March 29, 1999).

The Proposal asks the Board of Directors of Safeway to "amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." *See Exhibit A*. However, there is currently no restriction on the shareholder right to call a special meeting in Safeway's bylaws and other governing documents as compared to the standard allowed by applicable law. Safeway is incorporated in the State of Delaware and Section 211(d) of the Delaware General Corporation Law (the "DGCL") addresses the "standard allowed by applicable law" on calling a special meeting. Section 211(d) of the DGCL provides, "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Article VIII of Safeway's Restated Certificate of Incorporation, as amended ("Charter"), provides:

"Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors, the Chairman of the Board of Directors, the President or the stockholders owning a majority in amount of the entire capital stock of the Corporation issued and outstanding, and entitled to vote."

See Exhibit B. Additionally, Section 6 of Safeway's Amended and Restated By-Laws ("By-Laws") provides:

"Special meetings of the stockholders, for any purpose, or purposes, unless otherwise prescribed by statute or by the Certificate of incorporation, may be called by the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding, and entitled to vote."

See Exhibit C. The "essential objective" of the Proposal is to amend Safeway's By-Laws and other governing documents "in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law." *See Exhibit A*. In other words, the Proposal requests that the provisions of state law governing a shareholder's right to call a special meeting should apply without the imposition of any additional restrictions or limitations on that right by Safeway's By-Laws and other governing documents. However, Section 211(d) of the DGCL, which sets the "standard allowed by applicable law," provides that any shareholder right to call a special meeting may be created in and authorized by the corporation's certificate of incorporation or bylaws. Safeway's Charter and By-Laws each create and authorize a shareholder right to call a special meeting upon the request of stockholders owning a majority of the outstanding capital stock of Safeway entitled to vote. Because Section 211(d) of the DGCL neither provides for nor restricts a shareholder right to call a special meeting other than as provided in a company's certificate of incorporation or bylaws, Safeway's Charter and By-Laws do not contain restrictions as compared to the "standard allowed by applicable law." In fact, Safeway's Charter and By-Laws are entirely consistent with the "standard allowed by applicable law." Therefore, the Proposal is already substantially implemented and the "essential objective" of the Proposal as stated has been addressed.

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(i)(10) because it is substantially implemented.

2. Rule 14a-8(i)(3) and Rule 14a-9 --Assuming, *arguendo*, that the Proposal is deemed not to be substantially implemented, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is materially false or misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. The Staff has interpreted Rule 14a-8(i)(3) to permit the exclusion of a stockholder proposal that is vague, indefinite and therefore materially false or misleading if, "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B, published on September 15, 2004. The Staff has agreed that a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal requests that the Board of Directors of Safeway "amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." *See Exhibit A*. As discussed above, because Section 211(d) of the DGCL neither provides for nor restricts a shareholder right to call a special meeting other than by what is allowed in a corporation's certificate of incorporation or bylaws, Safeway believes that the Proposal is already substantially implemented in that there is currently no restriction on the shareholder right to call a special meeting in Safeway's Charter or By-Laws, compared to the standard allowed by applicable law on calling a special meeting. If this is not the case, and if the Proposal is adopted, then Safeway will not be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. The supporting statement contained in the Proposal states, "[i]f shareholders cannot call special meetings, management may become insulated and investor returns may suffer." *See Exhibit A*. As discussed above, Safeway shareholders already have a right to call special meetings pursuant to Safeway's Charter and By-Laws. *See Exhibit B* and *Exhibit C*. The supporting statement contained in the Proposal also states, "[s]hareholders should have the ability to call a special meeting, without the restriction added by our bylaws, when they think a matter is sufficiently important to merit expeditious consideration." *See Exhibit A*. Safeway's Charter and By-Laws do require that shareholder requests for a special meeting come from shareholders owning a majority of the outstanding capital stock entitled to vote. Is the Proposal requesting that the threshold of capital stock ownership required for shareholders to call a special meeting be reduced? If so, what new threshold does the Proposal require? Is the Proposal requesting that there be no threshold of capital stock ownership required, with the result that a single shareholder who owns one share of Safeway capital stock be allowed to call a special meeting?

Because the Proposal is substantially vague and indefinite, it is very likely that Safeway and its shareholders would interpret the Proposal differently and would be unable to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Some shareholders may believe that the Proposal requires no further action from Safeway because its Charter and By-Laws are no more restrictive than the applicable law is with respect to a shareholder right to call a special meeting. Other shareholders may believe that the Proposal requires Safeway's Charter and By-Laws to be amended to allow a single shareholder, who owns one share of Safeway capital stock, to have the right to call a special meeting. Other shareholders may believe that the Proposal requires Safeway's Charter and By-Laws to be amended to reduce the threshold of capital stock ownership required for shareholders to call a special meeting to any variety of different thresholds between 0% and 50%. It is very possible that a shareholder voting in favor of the Proposal, who believes it requires that Safeway's Charter and By-Laws be no more restrictive than Delaware law with respect to a shareholder right to call a special meeting, would not have voted in favor of the Proposal if it, in fact, requires Safeway's Charter and By-Laws to be amended to allow a single shareholder, who owns one share of Safeway capital stock, to have the right to call a special meeting at any time. If the Proposal is included in the 2008 Proxy Materials and adopted, the actions taken by Safeway to implement the Proposal could be, and likely would be, significantly different from the actions envisioned by many, if not all, of the shareholders voting on the Proposal.

Based on the foregoing, if the Staff does not concur that Safeway may exclude the Proposal under Rule 14a-8 (i)(10) because it is substantially implemented, then Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(i)(3) because it is materially false or misleading in violation of Rule 14a-9.

3. Rule 14a-8(i)(2) and Rule 14a-8(i)(6) --Assuming, *arguendo*, that implementation of the Proposal would require an amendment to the By-Laws, or both the By-Laws and the Charter, the Proposal may be excluded pursuant to Rule 14a-8(i)(2) or Rule 14a-8(i)(6) as beyond the power and authority of Safeway to implement because implementation would violate Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal that would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject. Rule 14a-8(i)(6) permits a company to exclude a proposal if the company would lack the power or authority to implement the proposal. For the reasons set forth below and in the Delaware Law Opinion attached as *Exhibit E*, Safeway believes that implementation of the Proposal is beyond the power and authority of the Board of Directors of Safeway because implementation would cause Safeway to violate the DGCL.

The Proposal requests that the Board of Directors of Safeway "amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." *See Exhibit A*. Pursuant to Section 109(b) of the DGCL, the bylaws of a corporation "may contain any provision, not inconsistent with law or with the certificate of incorporation...." As noted above, Article VIII of Safeway's Charter provides:

"Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors, the Chairman of the Board of Directors, the President or the stockholders owning a majority in amount of the entire capital stock of the Corporation issued and outstanding, and entitled to vote."

See Exhibit B. Section 6 of Safeway's By-Laws is consistent with Article VIII of the Charter. *See Exhibit C*. Given that the Charter does not allow stockholders holding less than 50% of the outstanding capital stock of Safeway to call a special meeting, if implementation of the Proposal would require Safeway to amend the By-Laws to remove, or reduce, the 50% ownership requirement relating to the stockholders' right to call a special meeting contained in the By-Laws, then such an amendment to the By-Laws would create an inconsistency between the By-Laws and the Charter and would cause Safeway to violate Section 109(b) of the DGCL.

Perhaps recognizing that an amendment to the By-Laws would cause the By-Laws to be inconsistent with the Charter, the Proposal requests that "any other appropriate governing documents" also be amended "in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." *See Exhibit A*. Given that the Charter is a "governing document," it appears that the Proposal could be requesting that the Board of Directors of Safeway amend both the By-Laws and the Charter which, for the reasons set forth below and in the Delaware Law Opinion attached as *Exhibit E*, would not be within the power and authority of the Board of Directors.

Pursuant to Section 242(b) of the DGCL, in order for a company to amend its certificate of incorporation, the board of directors must adopt a resolution setting forth the proposed amendment, declare the advisability of the amendment and call a meeting of the stockholders at which stockholders owning a majority of the outstanding stock entitled to vote must approve the amendment. As noted in the Delaware Law Opinion, the Board of Directors cannot unilaterally amend the Charter. Any attempt by the Board of Directors to unilaterally amend the Charter would violate Section 242(b) of the DGCL. As a result, it is not within the power and authority of the Board of Directors to unilaterally amend the Charter "in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

The Staff has regularly granted no-action relief to other registrants under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) when a proposal requests that the board of directors take actions that are not authorized by the laws governing the company. *See, e.g., Noble Corporation* (January 19, 2007) (proposal requesting that the board of directors amend the articles of association excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) as beyond the power and authority of the company to implement because implementation would have violated Cayman Islands law); *Xerox Corporation* (February 23, 2004) (proposal requesting that the board of directors amend the certificate of incorporation excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) as beyond the power and authority of the company to implement because implementation would have violated New York law); and *Burlington Resources Inc.* (February 7, 2003) (proposal requesting that the board of directors amend the certificate of incorporation excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) as beyond the power and authority of the company to implement because implementation would have violated Delaware law).

Implementation of the Proposal would require the Board of Directors of Safeway to either amend the By-Laws in a way that is inconsistent with the Charter, which would violate Section 109(b) of the DGCL, or amend the By-Laws and unilaterally amend the Charter, which would violate Section 242(b) of the DGCL. Therefore, it is beyond the power and authority of the Board of Directors to implement the Proposal because implementation would violate the DGCL.

Based on the foregoing, and on the Delaware Law Opinion, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) as beyond the power and authority of Safeway to implement because implementation would violate Delaware law.

* * * *

For the foregoing reasons, Safeway believes it may properly exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8. Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposal from its 2008 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (415) 395-8087.

Very truly yours,

/s/

Kimberly L. Wilkinson of LATHAM & WATKINS LLP

Enclosures

cc: Mr. Nick Rossi

Mr. John Chevedden

Mr. Robert Gordon, Esq.

Ms. Laura Donald, Esq.

[APPENDIX 1]

Mr. Steven A. Burd

Chairman

Safeway Inc. (SWY)

5918 Stoneridge Mall Rd

Pleasanton CA 94588

Rule 14a-8 Proposal

Dear Mr. Burd,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net

(In the interest of company efficiency and cost savings please communicate via email.)

PH: 310-371-7872

2215 Nelson Ave., No. 205

Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

/s/

October 5, 07

cc: Robert Gordon<Robert.Gordon@safeway.com>

Corporate Secretary

PH: 925 467-3000

FX: 925 467-3321

FX: 925-467-3323

Willie C. Bogan<willie.bogan@safeway.com>

Senior Corporate Counsel

(925) 467-3912 Direct Dial

(925) 467-3214 Fax

[APPENDIX 2]

[SWY: Rule 14a-8 Proposal, November 22, 2007]

3 --Special Shareholder Meetings

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting, without the restriction added by our bylaws, when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 --including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- The Corporate Library *http://www.thecorporatelibrary.com*, an independent investment research firm, rated our company "High Concern" in executive pay.

- The Corporate Library believes our company would benefit from a transition to a greater emphasis on performance-based executive pay.

- We did not have an independent board chairman.

- Plus our lead director, Mr. Hazen had 17-years director tenure (indepdence concern) and served on our executive pay committee responsible for our "High Concern" in executive pay rating noted above.

- Mr. Hazen also chaired our nomination committee.

- Mr. MacDonnell had 21-years director tenure (indepdence concern) and served on our audit committee and executive pay committee.

- After three years trenure Mr. Gyani owns zero stock --Commitment concern.

- We do not have the right to cumulative voting.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:

Notes:

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

[INQUIRY LETTER]

January 11, 2008

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

 # 1 Safeway Inc. (SWY)

Shareholder Position on Company No-Action Request

Rule 14a-8 Proposal: Special Shareholder Meetings

Nick Rossi

Ladies and Gentlemen:

This responds to the company January 9, 2008 no action request.

1) Regarding the implemented argument:

The high threshold of more than 50% of shares is fundamentally a restriction. The 50% threshold is a restriction particularly compared to the forty-five companies in the S&P 500 that have a 10% threshold for shareholders to call a special meeting.

This type of company argument would seem to be equally valid, or equally invalid, if the company had a 99% threshold, and then argued that the 99% threshold was not a restriction.

2) Regarding the false argument:

The company argument is flawed by not addressing how a 50% threshold could purportedly not be considered a restriction compared to a 10% threshold. The company argument continues to insist that it has "no restriction."

3) Regarding the power argument:

Similar text, that the board adopt or amend, was used in shareholder proposals submitted to 9 large-cap companies for 2007 on the topic of cumulative voting. The result was that none of these 9 companies contested the similar text --that the board act to adopt or amend. These 9 companies had a market capitalization of $1.3 trillion. And these 9 companies are not historically reticent to file no action requests. This same text then received a total of more than 6 billion yes-votes.

The above could lead to the conclusion that the text in this proposal "Shareholders ask our board to amend our bylaws ..." is *implicit* in stating that the board is requested to "take all the steps in their power" to amend the bylaws in regard to special meetings. And that the 9 companies that published the 9 rule 14a-8 proposals and the shareholders who cast the 6 billion yes-votes understood to "take all the steps in their power" was implicit. The proposal text is addressed to the board, which clearly must act first to adopt the proposal.

The non-excluded Wal-Mart Stores Inc. (March 20, 2007) precedent had the text "that the board 'take all the steps in their power' to adopt cumulative voting." However, in this instance Wal-Mart gave its proponent the opportunity to add the text "take all the steps in their power." On the other hand Safeway did not give its proponent the opportunity to add similar text and instead filed a no action request.

The non-excluded Alaska Air Group, Inc. (March 1, 2004) precedent used similar Board adopt or amend text of this proposal to Safeway. The proponent response to the Alaska Air no action request made these two points:

1) "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations to communicate with shareholder proponents to resolve structural and procedural details before appealing for guidance on disputed points to the Commission. The company declined to take this approach."

2) "Please be advised that [the proponent] Mr. Flinn is ready, willing and able to recast and revise his proposal based upon the guidance of the Staff."

The shareholder party here is wiling to revise the text similar to the 2007 Wal-Mart precedent.

Additionally, Staff Legal Bulletin No. 14 refers to the long-standing staff practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature (bold added):

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. **However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal.** We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but **contain some relatively minor defects that are easily corrected.** In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

For this resolution the minor revision would be to insert *take all the steps in their power* into "Shareholders ask our Board to *take all the steps in their power* to amend our bylaws ..." or "Shareholders ask our Board to *take the steps necessary* to amend our bylaws ..." similar to this 2007 Staff Reply Letter (bold and italics added):

[STAFF REPLY LETTER]

August 29, 2007

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Torotel, Inc. Incoming letter dated June 5, 2007

The proposal calls for the articles of incorporation to be amended to revoke a provision of the by-laws to remove advance notice requirements for shareholders to bring business before a shareholder meeting.

We are unable to concur in your view that Torotel may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Torotel may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

There appears to be some basis for your view that Torotel may exclude the proposal under rule 14a-8(i)(1) as an improper subject for sharcholder action under applicable state law or rule 14a-8(i)(2) because it would, if implemented, cause Torotel to violate state law. **It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors *take the steps necessary to* implement the proposal.** Accordingly, unless the proponent provides Torotel with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend any enforcement action to the Commission if Torotel omits the proposal from its proxy materials in reliance on rules 14a-8(i)(1) or 14a-8(i)(2).

Sincerely,

/s/

Ted Yu

Special Counsel

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal --since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

Nick Rossi

Laura Donald<Laura.Donald@safeway.com>

[STAFF REPLY LETTER]

January 31, 2008

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: Safeway Inc. Incoming letter dated January 9, 2008

The proposal asks the board to amend the "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

There appears to be some basis for your view that Safeway may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Safeway omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Safeway relies.

Sincerely,

/s/

Heather L. Maples

Special Counsel

[1] We have attempted to reproduce the proposal as it appears in the original. Please see *Exhibit A* for an exact copy.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 6, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Raytheon Company (February 13, 2008)
 # 4 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

Following the delivery of the broker letter to the company in accordance with Raytheon Company (February 13, 2008), the company failed to forward an opposition statement. Thus in the required publication of this proposal the company may not publish an opposition statement and this should be enforced.

Sincerely,

John Chevedden

cc:
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

March 7, 2008

Division of Corporation Finance
Office of the Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company - File No. 1-13699
Letter from John Chevedden dated March 6, 2008
Regarding Special Shareholder Meetings Proposal

By letter dated March 6, 2008 (copy attached), John Chevedden notified the Staff of his belief that we are proscribed from publishing an opposition statement in our proxy statement with respect to his shareholder proposal dated October 17, 2007 and revised on November 21, 2007 (the "Proposal") because we have not yet forwarded such opposition statement to him. We are not sure why Mr. Chevedden is under that impression, but he is wrong.

By supplemental letter dated March 6, 2008, we have requested the Staff's view that we may exclude the Proposal pursuant to Rule 14a-8(i)(3). In the event that the Staff does not concur with our view, we intend to provide an opposition statement to Mr. Chevedden no later than 30 days before we file our definitive proxy statement, as required by Rule 14a-8.

Very truly yours,

Mark D. Nielsen
Vice President - Legal
Corporate Governance

cc: John Chevedden

A/72461912.1

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 6, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Raytheon Company (February 13, 2008)
 # 4 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

Following the delivery of the broker letter to the company in accordance with Raytheon Company (February 13, 2008), the company failed to forward an opposition statement. Thus in the required publication of this proposal the company may not publish an opposition statement and this should be enforced.

Sincerely,

John Chevedden

cc:
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 7, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Raytheon Company (February 13, 2008)
 # 5 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

The company March 6, 2008 no action request failed to disclose that its no action request on this proposal was already concluded in Raytheon Company (February 13, 2008) in regard to the company's April 2008 annual meeting:

> [STAFF REPLY LETTER]
>
> February 13, 2008
>
> Response of the Office of Chief Counsel Division of Corporation Finance
>
> Re: Raytheon Company Incoming letter dated December 20, 2007
>
> The proposal relates to special meetings.
>
> Rule 14a-8(b) requires that a proponent have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year prior to submitting the proposal. The proponent was required to provide a written statement from the record holder verifying that the proponent continuously owned the securities for a period of one year as of the time he submitted the proposal. We note, however, that Raytheon failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Raytheon's request for additional information from the proponent. Accordingly, unless the proponent provides Raytheon with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

/s/

Greg Belliston

Special Counsel

Additionally following the delivery of the broker letter to the company in accordance with Raytheon Company (February 13, 2008), the company failed to forward an opposition statement.

For these reasons and the previous reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 7, 2008 p.m.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Raytheon Company (February 13, 2008)
 # 6 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

This is in regard to the March 6, 2008 last-minute no action request by Mr. Mark D. Nielsen, with no other company contact person provided. The following message was received from Mr. Nielsen's office:

> ------ Forwarded Message
> From: Mark D Nielsen <Mark_D_Nielsen@raytheon.com>
> Date: Fri, 7 Mar 2008 17:12:23 -0500
> To: olmsted <olmsted7p@earthlink.net>
> Subject: Nielsen, Mark D is out of the office.
>
> I will be out of the office starting 03/07/2008 and will not return until 03/17/2008.
>
> I will respond to your message when I return.
>
> ------ End of Forwarded Message

The company March 6, 2008 no action request failed to disclose that it was citing an entirely different rule 14a-8 issue for the first time in comparison to the company's initial December 20, 2007 no action request which has already been settled.

The company March 6, 2008 no action request failed to disclose that its no action request on this proposal was already concluded in Raytheon Company (February 13, 2008) in regard to the company's April 2008 annual meeting:

[STAFF REPLY LETTER]

February 13, 2008

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Raytheon Company Incoming letter dated December 20, 2007

The proposal relates to special meetings.

Rule 14a-8(b) requires that a proponent have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year prior to submitting the proposal. The proponent was required to provide a written statement from the record holder verifying that the proponent continuously owned the securities for a period of one year as of the time he submitted the proposal. We note, however, that Raytheon failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Raytheon's request for additional information from the proponent. Accordingly, unless the proponent provides Raytheon with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

/s/

Greg Belliston

Special Counsel

Additionally following the delivery of the broker letter to the company in accordance with Raytheon Company (February 13, 2008), the company failed to forward a proxy opposition statement to the proponent.

For these reasons and the previous reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Raytheon Company (February 13, 2008)
 # 7 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

This is in regard to the March 6, 2008 no action request supplement submitted weeks after the Raytheon Company (February 13, 2008) Staff Reply Letter and also other inconsistent company letters.

The attached company March 7, 2008 letter makes the contradiction that the company still has time to submit its required 30-day advance copy of its management position statement in regard to the shareholder proposal in Raytheon Company (February 13, 2008) although the company proxy materials go to the printer on March 25, 2008. The company made the following statement in its no action request that resulted in Raytheon Company (February 13, 2008):

> Please be advised that Raytheon presently estimates that it will send its definitive proxy materials to a financial printer approximately on or about March 25, 2008, and we therefore respectfully request that the Staff act on the request set forth in this letter promptly.

For these reasons and the previous reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

Company sent a letter to the Proponent via email and DHL Overnight Delivery informing him that it had not received the required evidence of continuous share ownership and requesting that he cure this deficiency (the "Deficiency Notice"). See Exhibit B. DHL records confirm delivery of the Deficiency Notice to the Proponent at 10:30 AM on October 27, 2007. See Exhibit C. Under Rule 14a-8(f)(1), the Proponent had until November 12, 2007 to cure this deficiency. The Proponent offered no response within the required time period and, subsequently, ignored the Company's outstanding request in a separate email communication.[1]

On numerous occasions the Staff has granted no-action relief when a proponent "appears not to have responded" to a company's "request for documentary support indicating that [the proponent] has satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)." Int'l Paper Co. (avail. Feb. 28, 2007); International Business Machines Corp. (avail. Dec. 5, 2006); General Motors Corp. (avail. Apr. 3, 2006); Intel Corp. (avail. Feb. 8. 2006); Crown Holdings, Inc. (avail. Jan. 27, 2005); Lucent Technologies, Inc. (avail. Nov. 26, 2003).

Because the Proponent has failed to respond to the Deficiency Notice by providing Raytheon with satisfactory evidence of his required share ownership, we ask that the Staff concur that Raytheon may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

In addition, we believe that portions of the Proposal could properly be excluded because they "impugn [the] character, integrity or personal reputation" of the CEO and various directors of Raytheon (Note (b) to Rule 14a-9) and are irrelevant to the subject matter of the Proposal. Indeed, the bullet-pointed assertions set forth in the Proponent's supporting statement, a smorgasbord of inflammatory snippets unrelated to the merits of the Proposal, suggest an overall purpose of personal vilification. However, in light of the clear basis for exclusion under Rule 14a-8(f)(1), we will not amplify on this basis for relief in this letter.

If you have any questions regarding this matter or require any additional information, please contact the undersigned at (781) 522-3036. Please be advised that Raytheon presently estimates that it will send its definitive proxy materials to a financial printer approximately on or about March 25, 2008, and we therefore respectfully request that the Staff act on the request set forth in this letter promptly. Pursuant to Rule 14a-8(j)(2), filed herewith are six

[1] On November 21, 2007, Raytheon received an email from the Proponent setting forth a revised version of the Proposal. See Exhibit D.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 6, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Raytheon Company (February 13, 2008)
 # 4 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

Following the delivery of the broker letter to the company in accordance with Raytheon Company (February 13, 2008), the company failed to forward an opposition statement. Thus in the required publication of this proposal the company may not publish an opposition statement and this should be enforced.

Sincerely,

John Chevedden

cc:
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

March 7, 2008

Division of Corporation Finance
Office of the Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company - File No. 1-13699
Letter from John Chevedden dated March 6, 2008
Regarding Special Shareholder Meetings Proposal

By letter dated March 6, 2008 (copy attached), John Chevedden notified the Staff of his belief that we are proscribed from publishing an opposition statement in our proxy statement with respect to his shareholder proposal dated October 17, 2007 and revised on November 21, 2007 (the "Proposal") because we have not yet forwarded such opposition statement to him. We are not sure why Mr. Chevedden is under that impression, but he is wrong.

By supplemental letter dated March 6, 2008, we have requested the Staff's view that we may exclude the Proposal pursuant to Rule 14a-8(i)(3). In the event that the Staff does not concur with our view, we intend to provide an opposition statement to Mr. Chevedden no later than 30 days before we file our definitive proxy statement, as required by Rule 14a-8.

Very truly yours,

Mark D. Nielsen

Mark D. Nielsen
Vice President - Legal
Corporate Governance

cc: John Chevedden

A/72461912.1

Raytheon

James G. Marchetti
Senior Counsel
781.522.5834 direct dial

Raytheon Company
Office of the General Counsel
870 Winter Street
Waltham, Massachusetts
02451 USA

RECEIVED
2008 MAR 12 AM 11:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 11, 2008

Division of Corporation Finance
Office of the Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company - File No. 1-13699
Omission of Shareholder
Proposal re: Special Meeting of Stockholders Pursuant to Rule 14a-8(i)(3)
Our Original Letter dated December 20, 2007
Further Correspondence

Ladies and Gentlemen:

By our letter dated December 20, 2007, we requested the Staff's concurrence in our view that a shareholder proposal by John Chevedden dated October 17, 2007 and revised on November 21, 2007 (the "Proposal") could be excluded from our upcoming annual proxy statement. In addition to our letter of December 20, 2007, you also received letters regarding the Proposal from us dated January 7, 2008, January 15, 2008, March 6, 2008 and March 7, 2008, and from Mr. Chevedden dated December 27, 2007, January 8, 2008, January 16, 2008, March 7, 2008, a second letter dated March 7, 2008 (copy attached) (the "Second Chevedden March 7 Letter") and March 10, 2008 (copy attached).

We write today in response to the Second Chevedden March 7, 2008 Letter to reiterate to the Staff that our initial letter to the Staff was submitted within the time period set forth in Rule 14a-8 and that our supplemental letter clarified that it was submitted later due to the subsequent publication of a Staff no-action letter dated January 31, 2008 to Safeway Inc., in which the Staff agreed that there was some basis for Safeway's view that it could exclude an identical proposal by the same proponent (in effect) under Rule 14a-8(i)(3), as vague and indefinite. We believe that the initial letter did not preclude a subsequent request for no-action by the Staff on other grounds, in light of the new development in the Safeway matter, nor do we view prior correspondence as concluding this matter.

We also advise the Staff that, while we previously indicated that we estimated sending our definitive proxy materials to the financial printer on or about March 25, 2008, we have revised our internal deadlines and currently estimate that we will file our definitive proxy materials with the Commission on or about April 21, 2008. Accordingly, we have sufficient time to submit to Mr. Chevedden the required 30-day advance copy of management's position statement in regard to the shareholder proposal, and we currently intend to do so.

Very truly yours,

James Marchetti

James Marchetti
Senior Counsel

cc: John Chevedden

JGM/cjw

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 12, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Raytheon Company (February 13, 2008)
 # 8 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

The impromptu untimely company March 6, 2008 serial no action request even failed to provide any precedent for the Staff to consider a company serial no action request after a company's first no action request on the very same proposal did not receive Staff concurrence as follows:

[STAFF REPLY LETTER]

February 13, 2008

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Raytheon Company Incoming letter dated December 20, 2007

The proposal relates to special meetings.

Rule 14a-8(b) requires that a proponent have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year prior to submitting the proposal. The proponent was required to provide a written statement from the record holder verifying that the proponent continuously owned the securities for a period of one year as of the time he submitted the proposal. We note, however, that Raytheon failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Raytheon's request for additional information from the proponent. Accordingly, unless the proponent provides Raytheon with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

/s/

Greg Belliston

Special Counsel

Such an attempted evergreen no action process for companies is particularly prejudicial to shareholders. The company does not elaborate on any purported justification for this attempted practice by discussing whether it could later claim it additionally has a right to submit a third no action request on this very same proposal following a second Staff Reply Letter since the company now advises that its proxy filing date has been extended and at this time of year there is a large volume of Staff Reply Letters upon which to base impromptu no action requests.

For these reasons and the previous reasons it is requested that the staff find for the second time that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 18, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Raytheon Company (February 13, 2008)
 # 9 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

If a company is permitted to receive consideration for a second no action request on the same proposal after its first no action request did not receive Staff concurrence, then it would only be fair that the shareholder should have a corresponding second chance opportunity to revise text in the "Resolved" statement.

It is also possible that the company should have advised shareholders of a new due for rule 14a-8 proposals since its annual meeting proxy filing was postponed from March 25, 2008 to April 21, 2008 with no reason given.

Had the due date for this proposal been postponed, revised text would have been submitted and was in fact submitted to at least one other company on this very same topic.

The impromptu untimely company March 6, 2008 *serial no action request* even failed to provide any precedent for the Staff to consider a company serial no action request after a company's first no action request on the very same proposal did not receive Staff concurrence as follows:

[STAFF REPLY LETTER]

February 13, 2008

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Raytheon Company Incoming letter dated December 20, 2007

The proposal relates to special meetings.

Rule 14a-8(b) requires that a proponent have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year prior to submitting the proposal. The proponent was required to provide a written statement from the record holder verifying that the proponent continuously owned the securities for a period of one year as of the time he submitted the proposal. We note, however, that Raytheon failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Raytheon's request for additional information from the proponent. Accordingly, unless the proponent provides Raytheon with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

/s/

Greg Belliston

Special Counsel

Such an attempted evergreen no action process for companies is particularly prejudicial to shareholders. The company does not elaborate on any purported justification for this attempted practice by discussing whether it could later claim it additionally has a right to submit a third no action request on this very same proposal following a second Staff Reply Letter since the company now advises that its proxy filing date has been extended and at this time of year there is a large volume of Staff Reply Letters upon which to base impromptu no action requests.

For these reasons and the previous reasons it is requested that the staff find for the second time that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

March 20, 2008

Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company – File No. 1-13699
Omission of Shareholder Proposal Pursuant to Rule 14a-8-(i)(3)
J. Chevedden - Special Shareholder Meetings

Ladies and Gentlemen:

By our letter dated December 20, 2007 (the "Initial Letter"), we requested the Staff's concurrence in our view that we could exclude from our upcoming Proxy Statement the proposal by John Chevedden set forth below (the "Proposal"). The Staff did not entirely agree with the procedural grounds for exclusion set forth in the Initial Letter, as stated in the Staff's letter dated February 13, 2008.

The text of Mr. Chevedden's Proposal follows:

> "RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

By letter of March 6, 2008, we made an additional request to exclude the Proposal on a different, substantive ground, *i.e.,* that it could be excluded under Rule 14a-8(i)(3) as vague and indefinite. This second request was prompted by our learning of a Staff no-action letter to *Safeway Inc.* (Jan. 31, 2008) in which the Staff agreed that an identical proposal by the same proponent could be excluded on that basis.

We write today to state that we have become aware of two further no-action letters that are substantially identical to the *Safeway Inc.* letter - *Schering-Plough Corp.* (Feb. 22, 2008) and *Exxon Mobil Corporation* (Jan. 28, 2008). Like the *Safeway Inc.* letter, these express the Staff's concurrence that an identical proposal by the same Proponent may be excluded on essentially the grounds set forth in our March 6, 2008 letter.

We reiterate the waiver request set forth in our March 6, 2008 letter with respect to the 80-day requirement of Rule 14a-8(j)(1), and once again request the Staff's concurrence in our view that the Proposal may be excluded from our upcoming Proxy Statement.

Finally, we wish to mention one separate, subsidiary matter: We were copied on a letter dated March 18, 2008 by the Proponent to the Staff (attached). In this letter, Proponent asserts that it is "possible" that the Company should have advised shareholders of a new due date for Rule 14a-8 proposals, since its annual meeting proxy filing was "postponed." Proponent may be referring to Rule 14a-8(e)(2), which creates an exception to the general rule for timeliness if an issuer has changed the date of the current year's annual meeting by more than 30 days from the date of the previous year's meeting. That exception does not apply, as Raytheon has not changed the date of its 2008 annual meeting by more than 30 days from the date of its 2007 meeting.

If you have any questions regarding this matter or require any additional information, please contact our special counsel, Michael P. O'Brien of Bingham McCutchen LLP, at (617) 951-8302. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response.

Very truly yours,

Mark D. Niel

Mark D. Nielsen

cc: John Chevedden

Enclosures

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 18, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Raytheon Company (February 13, 2008)
 # 9 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

If a company is permitted to receive consideration for a second no action request on the same proposal after its first no action request did not receive Staff concurrence, then it would only be fair that the shareholder should have a corresponding second chance opportunity to revise text in the "Resolved" statement.

It is also possible that the company should have advised shareholders of a new due for rule 14a-8 proposals since its annual meeting proxy filing was postponed from March 25, 2008 to April 21, 2008 with no reason given.

Had the due date for this proposal been postponed, revised text would have been submitted and was in fact submitted to at least one other company on this very same topic.

The impromptu untimely company March 6, 2008 serial no action request even failed to provide any precedent for the Staff to consider a company serial no action request after a company's first no action request on the very same proposal did not receive Staff concurrence as follows:

> [STAFF REPLY LETTER]
>
> February 13, 2008
>
> Response of the Office of Chief Counsel Division of Corporation Finance
>
> Re: Raytheon Company Incoming letter dated December 20, 2007
>
> The proposal relates to special meetings.
>
> Rule 14a-8(b) requires that a proponent have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year prior to submitting the proposal. The proponent was required to provide a written statement from the record

holder verifying that the proponent continuously owned the securities for a period of one year as of the time he submitted the proposal. We note, however, that Raytheon failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Raytheon's request for additional information from the proponent. Accordingly, unless the proponent provides Raytheon with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

/s/

Greg Belliston

Special Counsel

Such an attempted evergreen no action process for companies is particularly prejudicial to shareholders. The company does not elaborate on any purported justification for this attempted practice by discussing whether it could later claim it additionally has a right to submit a third no action request on this very same proposal following a second Staff Reply Letter since the company now advises that its proxy filing date has been extended and at this time of year there is a large volume of Staff Reply Letters upon which to base impromptu no action requests.

For these reasons and the previous reasons it is requested that the staff find for the second time that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 21, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Raytheon Company (February 13, 2008)
 # 10 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

The company has yet to provide any precedent for it to receive consideration for a second no action request on the very same proposal after its first no action request did not receive Staff concurrence.

Failure to supply any precedent at this late date could indicate that there is no such precedent. However if the company does ultimately supply a purported precedent at some later date, the proponent would be prejudiced in having adequate time to respond due to the untimeliness of the company's second no action request which was furthermore incomplete regarding precedents when it was submitted.

For these reasons and the previous reasons it is requested that the staff find for the second time that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

END